SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 12 July 2004

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number                     Exhibit Description

99.1                                         IHG Markets GBP5000m of hotels dated 12 July 2004

INTERCONTINENTAL HOTELS GROUP PLACES A FURTHER GBP500M OF HOTELS ON THE MARKET FOR DISPOSAL

InterContinental Hotels Group PLC ("IHG") announces that it has today placed the next tranche of hotels on the market with a net book value of approximately GBP500m. This is in line with the statement in IHG's first quarter results announcement on 27 May 2004 that as part of the continuation of its strategy of continuing to grow its management and franchise businesses and reducing asset ownership, it intended to dispose of approximately a further GBP500m of hotel assets.

The hotels earmarked for disposal are predominantly in North America and include the InterContinental hotels in Miami and Chicago as well as other InterContinentals and hotels under the Crowne Plaza and Holiday Inn brands.

These hotels are expected to generate approximately GBP15m of EBIT and GBP39m of EBITDA in 2004 and the intention is to retain management contracts. Hotels will only be sold providing satisfactory prices are achieved.

In addition to the hotels placed on the market today, IHG continues actively to progress the sale of the GBP129m of hotels highlighted in the May 27 announcement. Of these, the Group has completed the sale of two hotels with proceeds of more than GBP17m - the Holiday Inn, Gatwick, UK and the Holiday Inn , Adelaide, Australia.

Therefore, since demerger in April 2003 IHG has now sold a total of 28 hotels generating proceeds of more than GBP320m, with aggregate proceeds above net book value. Today's announcement takes the total net book value of hotels sold or being actively marketed to almost GBP1bn.

An update on progress, potential further disposals and return of capital to shareholders will be provided at IHG's interim results presentation on September 9 2004. To date IHG has purchased GBP138m of shares as part of the current GBP250m buyback programme. This equates to approximately 27 million shares at an average price of around 512p.

Commenting on the announcement Richard North, Chief Executive, IHG, said:

"Today's announcement is a further step in the execution of our strategy of reducing the capital intensity of the business and enhancing return on capital. We will continue to grow our already large managed and franchise businesses by capitalising on the strength of our brands and proven franchise and hotel management skills."

Appendix 1: Summary detail of disposals and properties for sale to date (since demerger)

Sold to date: 28 hotels (4146 rooms), sale proceeds of GBP323m

IC Mayfair, UK	289 rooms
IC Central Park South, USA	208 rooms
CP Midland Manchester, UK	303 rooms
CP Vanuatu, Vanuatu	140 rooms
HI South Bend, USA	229 rooms
HI Sheffield West, UK	138 rooms
HI Middlesborough/Teeside, UK	134 rooms
HI Gatwick Crawley, UK	217 rooms
HI Newcastle, Aus	72 rooms
HI Adelaide, Aus	193 rooms
HI Darwin, Aus	183 rooms
Posthouse Epping, UK	79 rooms
16 Staybridge Suites, USA	1961rooms

Currently on market: 13 hotels, net book value of GBP110m

Comprising: IC Edinburgh, CP United Nations, New York , 11 others

New to market today: 20 hotels, net book value GBP512m

Comprising: IC Miami, IC Chicago, 18 other hotels

Total number of hotels disposed and for sale: 61 hotels, GBP945m net book value

For further information, please contact:

Gavin Flynn, Investor Relations	+44 (0) 1753 410 238
Dee Cayhill, Corporate Affairs	+44 (0) 1753 410 423

NOTES TO EDITORS

INTERCONTINENTAL HOTELS GROUP PLC

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the largest hotel company by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 538,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn ® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, and Hotel Indigo®, and also has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and reservations capability on the Internet - www.intercontinental.com for InterContinental Hotels & Resorts, www.crowneplaza.com for Crowne Plaza Hotels & Resorts, www.holiday-inn.com for Holiday Inn hotels, www.hiexpress.com for Holiday Inn Express hotels, www.staybridge.com for Staybridge Suites by Holiday Inn hotels, and www.candlewoodsuites.com for Candlewood Suites, and for the Group's rewards programme, www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.pressoffice.ihgplc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	12 July 2004